UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Cresco Labs Inc.
(Name of Subject Company (Issuer))

Cresco Labs Inc., as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase subordinate voting shares, no par value per share
(Title of Class of Securities)

CA22587M1068 for the subordinate voting shares
(CUSIP Number of Class of Securities)

John Schetz
Cresco Labs Inc.
600 West Fulton Street, Suite 800
Chicago, IL 60661
(312) 929-0993
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
 Heidi Steele
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, IL 60606
(312) 372-2000
☐    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Cresco Labs Inc., a corporation organized under the laws of the Province of British Columbia (the “Company”), and relates to the offer by the Company to certain employee optionholders (such optionholders, the “Eligible Participants”) to exchange (the “Exchange Offer”) certain outstanding options to purchase the Company’s subordinate voting shares for new restricted stock units (the “New Awards”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Awards, dated August 20, 2025 (as it may be amended or supplemented from time to time, the “Offer to Exchange”), which is filed with this Schedule TO as Exhibit (a)(1)(A). The Exchange Offer will expire at 11:59 p.m., Eastern Time, on September 17, 2025, unless extended or earlier terminated (the “Expiration Time”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.
ITEM 1.     Summary Term Sheet.

The information set forth in the Offer to Exchange under the heading “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” is incorporated herein by reference.

ITEM 2.     Subject Company Information.

(a)       Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Cresco Labs Inc.
600 West Fulton Street, Suite 800
Chicago, IL 60661
(312) 929-0993

(b)       Securities. This Schedule TO relates to certain outstanding options to purchase the Company’s subordinate voting shares. An option is eligible for exchange (an “Eligible Option”) if it is an outstanding option to purchase our subordinate voting shares that:

•is held by an Eligible Participant;
•is outstanding as of the Expiration Time;
•has an exercise price per share equal to or greater than $2.25 per share or an expiration date on or before September 30, 2030; and
•was granted under the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan.

As of August 19, 2025, there were options to purchase approximately 339,282,708 subordinate voting shares outstanding. As of August 19, 2025, there were Eligible Options to purchase 8,940,902 common shares outstanding.

The information set forth in the Offer to Exchange under the headings “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) of the Offering Memorandum for the Exchange Offer contained in the Offer to Exchange (the “Offering Memorandum”) is incorporated herein by reference.

(c)       Trading Market and Price. The information set forth under Section 7 (“Price Range of Our Common Shares”) of the Offering Memorandum is incorporated herein by reference.

ITEM 3.     Identity and Background of Filing Person.

(a)       The Company is the filing person and issuer. The information set forth under Item 2(a) of this Schedule TO is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Charles Bachtell	Chief Executive Officer and Director
Sharon Schuler	Chief Financial Officer
Greg Butler	President
Angie Demchenko	Chief People Officer
Zach Marburger	Chief Information Officer
John Schetz	General Counsel
Thomas J. Manning	Chairman of the Board of Directors
Gerald F. Corcoran	Director
Robert M. Sampson	Director
Randy D. Podolsky	Director
Marc Lustig	Director
Michele Roberts	Director

The business address and telephone number for all of the above directors and executive officers is: c/o Cresco Labs Inc. 600 West Fulton Street, Suite 800, Chicago, IL 60661, (312) 929-0993.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.     Terms of the Transaction.

(a)       Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Awards”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Cresco Labs; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) of the Offering Memorandum is incorporated herein by reference.

(b)       Purchases. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 5.     Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 6.     Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b)       Use of Securities Acquired. The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Awards”) of the Offering Memorandum is incorporated herein by reference.

(c)       Plans. The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

ITEM 7.     Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b)       Conditions. The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d)       Borrowed Funds. Not applicable.

ITEM 8.     Interest in Securities of the Subject Company.

(a)       Securities Ownership. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b)       Securities Transactions. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 9.     Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitations or Recommendations. Not applicable.

ITEM 10.     Financial Statements.

(a)       Financial Information. The information set forth under Section 8 (“Information Concerning Cresco Labs; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b)        Pro Forma Information. Not applicable.

ITEM 11.     Additional Information.

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(c)       Other Material Information. The information set forth in the Offer to Exchange, as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Exchange pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Exchange Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

The Company intends to conduct the Exchange Offer solely for compensatory purposes and will rely on the SEC’s March 13, 2001, “Exemptive Order” (Exchange Act Release No. 34-44062) granting no-action relief for compensatory equity-award exchange programs. By relying on that Exemptive Order, the Company is permitted to limit the offer to a specified group of employees (rather than all holders of a class of options) and provide differentiated exchange terms without violating the “all-holders” and “best-price” requirements of Rule 13e-4 of the Exchange Act.

 ITEM 12.     Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Awards, dated August 20, 2025
(a)(1)(B)	Form of Announcement to Eligible Participants
(a)(1)(C)	Exchange Offer Frequently Asked Questions
(a)(1)(D)	Form of Option Exchange Election Form
(a)(1)(E)	Award Exchange Presentation for Eligible Participants
(a)(1)(F)	Accompanying Script for Presentation
(a)(1)(G)	Form of Email to Eligible Participants re: Information Sessions and FAQs
(a)(1)(H)	Form of RSU Award Agreement
(b)	Not applicable
(d)(1)	Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan (incorporated by reference to Schedule A to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 10, 2024)
(g)	Not applicable
(h)	Not applicable
107	Filing fee table

ITEM 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cresco Labs Inc.

By:	/s/ Charles Bachtell
	Name:	Charles Bachtell
	Title:	Chief Executive Officer

Date: August 20, 2025